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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 24 )*
                                            ----

                           Champps Entertainment, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909 15K 100
          ------------------------------------------------------------
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                              152 West 57th Street
                            New York, New York 10019
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 31, 2001
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CSUSIP No.           909 15K 100
                   ----------------------
-------------------------------------------------------------------------------------------------------------------------------
             1.   Name Of Reporting Persons
                  S.S. Or I.R.S. Identification Nos. of above persons (entities only).

                  Timothy R. Barakett
                  --------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

             2.          Check The Appropriate Box If a Member of a Group (See Instructions)

                         (a)
                            -------------------------------------------------------------------------------------------------
                         (b)
                            -------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
             3.   SEC Use Only
                            -------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
             4.   Source of Funds (See Instructions)  WC
                                                     ------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
             5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                                                     ------------------------
-------------------------------------------------------------------------------------------------------------------------------
             6.   Citizenship or Place of Organization Canada
                                                       ----------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
     Number of              7. Sole Voting Power          3,616,006
   Shares Bene-                                           --------------------------------------------------------------------
    fically by         --------------------------------------------------------------------------------------------------------
  Owned by Each             8. Shared Voting Power        0
    Reporting                                             --------------------------------------------------------------------
   Person With         --------------------------------------------------------------------------------------------------------
                            9. Sole Dispositive Power     3,616,006
                                                          --------------------------------------------------------------------
                       --------------------------------------------------------------------------------------------------------
                           10. Shared Dispositive Power   0
                                                          --------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
             11.  Aggregate Amount Beneficially Owned by Each Reporting Person       3,616,006
                                                                               -----------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
             12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                      ------------------------
-------------------------------------------------------------------------------------------------------------------------------
             13.  Percent of Class Represented by Amount in Row (11)    30.0%
                                                                        ------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
             14.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------------------------------------------------------
             ------------------------------------------------------------------------------------------------------------------
                 IN
             ------------------------------------------------------------------------------------------------------------------

             ------------------------------------------------------------------------------------------------------------------

             ------------------------------------------------------------------------------------------------------------------

             ------------------------------------------------------------------------------------------------------------------

             ------------------------------------------------------------------------------------------------------------------

This Amendment No. 24 amends the original Schedule 13D as amended and restated in its entirety by Amendment No. 18 thereto and as further amended by Amendments No. 19, 20, 21, 22 and 23 thereto.



ITEM 1. SECURITY AND ISSUER

         No change.

ITEM 2.  IDENTITY AND BACKGROUND

         No change.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended by replacing the current response with the following paragraph:

         "As of the date hereof, Mr. Barakett is deemed to beneficially own 3,616,006 Shares. With the exception of 5,000 options to purchase Shares at an exercise price of $4.00 per share and 5,000 options to purchase Shares at an exercise price of $5.75 per share (collectively, the "Options"), all 3,616,006 Shares deemed to be owned by Mr. Barakett are held by either the Funds or the Accounts over which Mr. Barakett has investment discretion. The aggregate purchase price for all the Shares that Mr. Barakett is currently deemed to beneficially own is $24,033,144. The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by Mr. Barakett have come from the working capital of the Funds or the Accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co., such loans being secured by the securities owned by them."


ITEM 4. PURPOSE OF TRANSACTION

         No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended by replacing the current response with the following paragraph:

                  "(a), (b) and (c) Based on the Issuer's most recent filing on Form 10-K dated October 1, 2001, as of September 20, 2001 there were 12,059,858 Shares outstanding. Mr. Barakett owns the Options, which are deemed to be outstanding for the purposes of this Amendment No. 24. Therefore, Mr. Barakett may be deemed to beneficially own 30.0% of the outstanding Shares. Mr. Barakett has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. Although there may be from time to time individual Funds or Accounts for which more than 5% of the outstanding Shares are held, they do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they own and therefore are not deemed to be beneficial owners of the Shares. Furthermore, Mr. Barakett disclaims having any pecuniary interest within the meaning of Rule 16a-1(a)(2) of the Securities Exchange Act of 1934 in the Shares owned by the Accounts.

         All transactions in the Shares set forth in Exhibit A-24 hereto were effected since the date of the last filing on Schedule 13D by a Fund over which Mr. Barakett has investment discretion.

        (d) Dred, Ltd., an Account, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 9.77% of the Shares and Atticus Global Advisors Ltd., a Fund, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6.43% of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is amended and supplemented by adding the following at the end of the current response:

         Exhibit A-24   A description of the transactions in the Shares that
                        were effected by the Reporting Person of this Amendment
                        No. 24 since the date of the last filing on Schedule 13D is filed herewith as Exhibit A-24.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2001


                            TIMOTHY R. BARAKETT


                            /s/ Timothy R. Barakett
                            ---------------------------------------------------









            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



http://www.sec.gov/smbus/forms/13d.htm
Last update: 02/22/2000